Exhibit 99.3

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three- and nine-month periods ended September 30, 2023 and 2022

November 8, 2023

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
OVERVIEW	6
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	6
FACTORS AFFECTING OUR PERFORMANCE	10
COMPONENTS OF OUR RESULTS OF OPERATIONS	12
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	14
RESULTS OF OPERATIONS	15
Analysis of Results for Q3 2023 and YTD 2023	17
EBITDA AND ADJUSTED EBITDA	20
RECONCILIATION OF NON-IFRS MEASURES	21
RECONCILIATION OF ACCOUNTS RECEIVABLE	23
QUARTERLY FINANCIAL INFORMATION	23
LIQUIDITY AND CAPITAL RESOURCES	25
INDEBTEDNESS AND CAPITAL RAISING	26
Off-Balance Sheet Arrangements	33
Related Party Transactions	33
Risks and Uncertainties	34
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	41
Share Information	43
Critical Accounting Estimates	43
Changes in Significant Accounting Policies	43
ADDITIONAL INFORMATION	43

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2023 and 2022, including the related notes thereto, and our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2022, 2021 and 2020, and the related MD&A. The financial information contained in this MD&A is derived from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

BASIS OF PRESENTATION

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the IASB. Our fiscal year is the 12-month period ending December 31. The next fiscal year will occur in the 12-month period ending December 31, 2023.

All references in this MD&A to “Q3 2023” are to our fiscal quarter for the three-month period ended September 30, 2023 and all references to “Q3 2022” are to our fiscal quarter for the three-month period ended September 30, 2022. All references in this MD&A to “Q2 2023” are to our fiscal quarter for the three-month period ended June 30, 2023 and all references to “Q4 2022” are to our fiscal quarter for the three-month period ended December 31, 2022. All references in this MD&A to “YTD 2023” or “year-to-date 2023” are to the nine-month period ended September 30, 2023 and all references to “YTD 2022” or “year-to-date 2022” are to the nine-month period ended September 30, 2022. All references in this MD&A to “Fiscal 2022” are to our fiscal year ended December 31, 2022 and all references in this MD&A to “Fiscal 2023” are to our fiscal year ending December 31, 2023.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. However, we caution you that “Adjusted EBITDA” may be defined by us differently than by other companies. Our management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“Adjusted EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses (comprising share-based compensation and the re-valuation of equity-based conversion instruments) and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current mental health service centers (“Treatment Centers”) that specialize in TMS (as defined below) and Spravato® (esketamine nasal spray) treatments (“Treatment”) operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, which do not have an impact on the operating performance of our existing Treatment Center network. The IFRS measurement most directly comparable to Adjusted EBITDA is loss attributable to common shareholders of Greenbrook.

“EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. The IFRS measurement most directly comparable to EBITDA is loss attributable to common shareholders of Greenbrook.

See “Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

As a result of the execution of the Restructuring Plan (as defined below), management has shifted from measuring performance on a region-by-region basis through Same-Region Sales Growth to Adjusted EBITDA as the Company’s primary non-IFRS measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including the Company’s expectations regarding the continued roll-out of the Spravato® Program and Medication Management (each as defined below) at additional Treatment Centers and our potential to enhance profit margins and diversify total revenue, the impact of the Success TMS Acquisition (as defined below), the impact of the Restructuring Plan on our business, our expansion opportunities, our expectations regarding our liquidity and available financing and continued compliance with the Madryn Credit Facility (as defined herein) and our other outstanding debt obligations, our expectations regarding the Klein Matters (as defined herein), our expectations regarding our continued listing on the Nasdaq Capital Market (“Nasdaq”) and our expectations of future results, performance, achievements, prospects or opportunities, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, forward-looking statements include information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs and debt obligations; prolonged decline in the price of the Common Shares (as defined below) reducing the Company’s ability to raise capital; inability to satisfy debt covenants under the Madryn Credit Facility and the potential acceleration of indebtedness, including as a result of an unfavorable resolution of the Klein Note Action (as defined below); risks related to our ability to continue to negotiate amendments to the Madryn Credit Facility to prevent a default; risks relating to our ability to deliver and execute on our Restructuring Plan and the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics (as defined below)), or at all; risks relating to maintaining an active, liquid and orderly trading market for Common Shares as a result of our potential inability to regain compliance with the market capitalization and minimum bid price requirements of the Nasdaq listing rules; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; inability to achieve or sustain profitability in the future; inability to secure additional financing to fund losses from operations and satisfy our debt obligations; risks relating to strategic alternatives, including restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining bankruptcy protection, and the terms, value and timing of any transaction resulting from that process; claims made by or against the Company, including the Klein Matters, which may be resolved unfavorably to us; risks relating to the Company’s dependence on Neuronetics as its exclusive supplier of TMS Devices (as defined below); as well as the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s Annual Report on Form 20-F dated April 17, 2023 in respect of the fiscal year ended December 31, 2022 (the “Annual Report”). These factors are not intended to represent a complete list of the factors that could affect us or our ability to achieve the anticipated benefits from the Success TMS Acquisition, the Madryn Credit Facility and the Restructuring Plan; however, these factors should be considered carefully.

The purpose of forward-looking statements is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on them. To the extent any forward-looking statements in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking statements generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OVERVIEW

We are a leading provider of TMS therapy and Spravato® (esketamine nasal spray) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers Inc. (“TMS US”), was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of Transcranial Magnetic Stimulation (“TMS”), an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our Treatment Centers began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of Treatments – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

In early 2021, we commenced offering Spravato® (esketamine nasal spray) therapy at select Treatment Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions (the “Spravato® Program”). We have since grown to offer Spravato® at 56 Treatment Centers within our operating network as of the date of this MD&A. See “Key Highlights and Recent Developments—Spravato® Program” below.

After opening our first Treatment Center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in Treatment across the United States. We offer Treatment Centers in convenient locations to provide easy access to patients and clinicians. As at September 30, 2023, the Company owned and operated 130 Treatment Centers in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, New Jersey, and Nevada. In connection with the Restructuring Plan, the Company decreased its operating footprint by closing a total of 53 Treatment Centers, bringing the total number of Treatment Center locations to 130 (from 183), spanning 17 management regions. In addition to increased cost efficiencies, the Company believes that a more condensed operating footprint is optimal in light of the Company’s shift towards a more comprehensive mental health care model, including an increased focus on Spravato® therapy. See “Key Highlights and Recent Developments—Restructuring Plan” and “Key Highlights and Recent Developments—Spravato® Program” below.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local Treatment Centers that are strategically located within a single region for convenient patient and clinician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various Treatment Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Q3 2023, our commitment to the execution of the Restructuring Plan continued to yield positive results. The reduction in headcount, rationalization of marketing spend, extinguishment of lease liabilities and a reduction of other recurring corporate, general and administrative expenses has effectively removed $23 million in annualized costs from the Company as compared to Q4 2022, achieving our targeted range of $22 to $25 million in cost reductions. We remain optimistic about our future as we execute on the remaining components of the Restructuring Plan.

Revenue in Q3 2023 decreased by 13% to $18.0 million, as compared to Q3 2022 (Q3 2022: $20.8 million), despite the closure of 53 Treatment Centers in connection with the Restructuring Plan (approximately 29% of active Treatment Centers as at Q3 2022). Furthermore, we believe Q3 2023 revenue proved resilient at approximately 86% of the total quarterly revenue achieved in Q4 2022, despite these closures and a significantly reduced marketing spend (marketing spend in Q3 2023 represented 10% of marketing spend in Q4 2022). Quarterly revenue in Q3 2023 was impacted by liquidity constraints prohibiting any meaningful investment in marketing to effectively generate an adequate patient pipeline.

Although the cost reductions associated with the Restructuring Plan have been substantially executed, we expect our new operating structure will continue to allow us to rationalize costs, while further reducing business complexity, streamline our operating model and drive operational efficiencies. We believe that these structural changes, paired with an improved balance sheet through recent cash injections and continued support from our significant shareholders, Madryn Fund Administration LLC (“Madryn”) and Neuronetics, will improve our near-term cash flows and ultimately lead to profitability in the future.

Treatment volumes in Q3 2023 were 79,488, a 16% decrease compared to Q3 2022 (Q3 2022: 95,046), and new patient starts decreased in Q3 2023 by 11% to 2,546, as compared to Q3 2022 (Q3 2022: 2,848), predominantly due to the closure of 53 Treatment Centers in connection with the Restructuring Plan as compared to Q3 2022.

We believe that mental health remains a key focus in the United States, and the unmet demand for Treatment remains at an all-time high, with our network of Treatment Centers well-positioned to serve this unmet demand. We believe our business fundamentals are stronger than ever with the growth of the Spravato® Program, the opportunity to increase marketing investment in our streamlined business, the introduction of medication management (see “Key Highlights and Recent Developments—Medication Management Program” below) and potential future treatment opportunities.

Restructuring Plan

On March 6, 2023, the Company announced that it is embarking on a comprehensive restructuring plan (the “Restructuring Plan”). As part of this Restructuring Plan, the Company has decreased its operating footprint by closing 53 Treatment Centers, allowing management to focus on the remaining 130 Treatment Centers, which have generated approximately 90% of the Company’s total revenue in Q4 2022. The remaining Treatment Centers continue to provide clinical TMS offerings and a select and growing number of Treatment Centers will continue offering Spravato® therapy.

The Restructuring Plan is intended to establish a path forward for the Company to achieve sustainable profitability and long-term growth. We are encouraged by the progress that we have made to date in respect of the Restructuring Plan. As of the end of Q3 2023, we have realized approximately $23 million in annualized recurring cost reductions through a significant reduction in headcount, optimizing marketing spend through key learnings from our Q4 2022 marketing efforts as well as a reduction in recurring corporate, general and administrative expenses. While our Q3 2023 results already demonstrate tangible progress to date and the achievement of our target annualized cost savings range of between $22 to $25 million, these savings are not expected to be fully reflected until late in Fiscal 2023 as the costs associated with executing these savings begins to dissipate and as we continue to execute on the remaining components of the Restructuring Plan. Restructuring and related charges associated with these actions are estimated to be in the range of $1 million to $2 million and are expected to be substantially incurred by the end of Fiscal 2023. See “Cautionary Note Regarding Forward-Looking Information”.

Spravato® Program

The roll-out of our Spravato® Program at select Treatment Centers continued throughout Q3 2023, building on our long-term business plan of utilizing our Treatment Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. As at the date of this MD&A, we had a total 56 Treatment Centers offering Spravato®. We are now in a position to start accelerating this roll-out as some of the key elements of the Restructuring Plan have been executed. We expect to have between 70-80 Treatment Centers offering Spravato® by the end of Fiscal 2023. As of the date of this MD&A, we have also rolled-out our first Spravato® “buy & bill” program which will allow us to further enhance our access to patients in specific markets that require this program offering as compared to our current “administer and observe” programs.

Medication Management Program

During Q3 2023, the Company commenced a pilot to roll-out our facilitation of medication management (“Medication Management”) to select Treatment Centers across our footprint, building on our long-term business plan of utilizing our Treatment Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. Although Medication Management is a lower margin business, we believe this program will allow us to reach patients earlier in their treatment journey, develop an internal patient pipeline for TMS and Spravato®, while also further optimizing marketing costs. We also believe that becoming a more comprehensive mental health care provider will allow us to provide greater access to those suffering from MDD and other mental health disorders.

Alumni Purchase Agreement

On July 13, 2023, the Company entered into a purchase agreement (the “Alumni Purchase Agreement”) with Alumni Capital LP (“Alumni”). The Alumni Purchase Agreement provides equity line financing for sales from time to time of up to $4,458,156 (the “Maximum Commitment Amount”) of common shares in the capital of the Company (“Common Shares”). The Common Shares will be issued from time to time (the “Purchase Shares”) in connection with the delivery of purchase notices delivered by the Company to Alumni, at variable prices set forth therein, in accordance with the terms of the Alumni Purchase Agreement and pursuant to the prospectus supplement, dated as of July 13, 2023, under the Company’s shelf registration statement on Form F-3 (the “Shelf Registration Statement”). Each individual sale of Purchase Shares will be limited to no more than the number of Common Shares that would result in the direct or indirect beneficial ownership by Alumni of more than 9.99% of the then-outstanding Common Shares. As at the date of this MD&A, we have issued an aggregate of 1,761,538 Purchase Shares for aggregate proceeds to the Company of $481,437.

In exchange for Alumni entering into the Alumni Purchase Agreement, the Company issued 212,293 Common Shares to Alumni (the “Commitment Shares” and, together with the Purchase Shares, the “Offered Shares”). The Alumni Purchase Agreement expires upon the earlier of (1) the aggregate offering amount of Offered Shares meeting the Maximum Commitment Amount; (2) the date on which the Common Shares cease trading on Nasdaq; or (3) December 31, 2023. In addition, the ability of the Company to sell additional Purchase Shares under the Alumni Purchase Agreement in the future is contingent on the Company’s continued eligibility to use the Shelf Registration Statement. The Company has and intends to continue to use the proceeds from the issuance of the Purchase Shares for general corporate and working capital purposes. For additional information, see “Indebtedness and Capital Raising—Alumni Purchase Agreement” below.

Debt Financings

From August 2023 to the date of this MD&A, the Company obtained four additional tranches of term loans under the Madryn Credit Facility in the aggregate principal amount of $6,404,914. After giving effect to these additional tranches, the aggregate principal amount outstanding under the Madryn Credit Facility is $68.4 million. Approximately $6.1 million of this principal is convertible; see “Indebtedness and Capital Raising—Madryn Credit Facility” below.

In addition, on August 15, 2023, the Company entered into a note purchase agreement (as amended or supplemented from time to time, the “Note Purchase Agreement”), pursuant to which the Company may issue subordinated convertible promissory notes from time to time in an aggregate principal amount of up to $10,000,000. From August 15, 2023 through October 13, 2023, the Company issued subordinated convertible promissory notes (“Subordinated Convertible Notes”) pursuant to the Note Purchase Agreement to Madryn, Greybrook Health Inc. (“Greybrook Health”), certain officers and shareholders of the Company and certain other investors in an aggregate amount of $6,945,000. In addition, on August 28, 2023, the Company exchanged indebtedness owed by the Company to certain investors under the Insider Notes (as defined below) for Subordinated Convertible Notes, each in the principal amount equal to the purchase price of the applicable exchanged Insider Note and in an aggregate principal amount of $2,750,000. The proceeds of the Subordinated Convertible Notes are permitted to be used for general corporate and working capital purposes, in addition to the exchange and extinguishment of the Insider Notes. The Subordinated Convertible Notes are subordinate to the obligations of the Company under the Madryn Credit Agreement and the Neuronetics Note (each as defined below). In connection with the entry into the Note Purchase Agreement, the Company concurrently entered into (i) an amendment to the Madryn Credit Agreement and (ii) a consent agreement in respect of the Neuronetics Note, in each case, permitting the incurrence of indebtedness under the Note Purchase Agreement. For more information on the Subordinated Convertible Notes, including the terms of conversion, see “Indebtedness and Capital Raising—Subordinated Convertible Notes” below.

Nasdaq Listing Deficiencies

On May 15, 2023, the Company received notification from Nasdaq that the Company is not in compliance with the minimum bid price requirement for continued listing on Nasdaq as the bid price of the Common Shares on Nasdaq closed below $1.00 (the “Minimum Bid Requirement”) for 30 consecutive trading days from March 31 to May 12, 2023.

Additionally, on May 16, 2023, the Company received a separate notification (together with the Minimum Bid Requirement notification, the “Notifications”) from Nasdaq that it was not in compliance with the minimum market value of listed securities requirement as the market value of the Common Shares was below $35 million (the “MVLS Requirement” and together with the Minimum Bid Requirement, the “Nasdaq Requirements”) for 30 consecutive trading days from April 3 to May 15, 2023.

The Notifications have no immediate effect on the listing of the Common Shares on Nasdaq and do not affect the Company’s business operations. As set forth in the Notifications, the Company has until November 13, 2023 (the “Compliance Period”) to regain compliance with the Nasdaq Requirements. During the Compliance Period, the Common Shares will continue to trade on Nasdaq, subject to continued compliance with Nasdaq’s other continued listing standards. If at any time before November 13, 2023, the bid price of the Common Shares closes at or above $1.00 per share and/or the Company achieves a market value of its Common Shares of $35 million, for a minimum of 10 consecutive trading days, it is expected that Nasdaq would notify the Company that it has regained compliance with the Minimum Bid Requirement and/or the MVLS Requirement, as applicable.

The Company is unlikely to regain compliance with the Nasdaq Requirements by the end of the Compliance Period, and there is no automatic compliance period extension for the MVLS Requirement. However, the Company is considering all available options to regain compliance with the Nasdaq Requirements, which may include requesting review by a Nasdaq Hearings Panel; however, the Company can provide no assurance that it will regain compliance with the Nasdaq Requirements or that the Company would receive a favorable decision from the Nasdaq Capital Market. Accordingly, the Common Shares may be delisted from Nasdaq, following which there may be no active liquid trading market for the Common Shares.

Appointment of Interim Chief Financial Officer

On October 20, 2023, the Company appointed Mr. Peter Willett as the Company’s interim Chief Financial Officer. Mr. Willett assumes responsibilities from Erns Loubser as he pursues new opportunities. Greenbrook has retained an executive search firm and will consider Mr. Willett and other candidates as part of its process to identify the Company’s next permanent Chief Financial Officer.

Appointment of New Director

On October 31, 2023, the Company appointed Ms. Surindra Mann to its board of directors (the “Board”) filling the vacancy created by the resignation of Dr. Adrienne Graves, Ph.D. Ms. Mann is the vice-president, global finance, at STAAR Surgical, a Medical Device company located in California, a position she has held since 2017. Prior to her role at STAAR Surgical, Ms. Mann held multiple positions at Abbott Labs leading all aspects of finance during her more than 15-year tenure. Ms. Mann currently serves on the board of directors of Beyond Blindness where she also served as a member of its finance, governance and audit committees. Ms. Mann will serve as an independent director of the Board and will serve on the Audit Committee.

Loss of Foreign Private Issuer Status

As of June 30, 2023, the Company lost its “foreign private issuer” status because a majority of the Company’s Common Shares were held in the United States and the Company does not meet the additional requirements under the “business contacts” test. As a result, beginning on January 1, 2024, the Company will be expected to follow SEC reporting standards of a U.S. domestic issuer, convert its financial statements to generally accepted accounting principles in the United States (“U.S. GAAP”) and will no longer be able to rely on foreign private issuer exemptions from U.S. proxy rules and Section 16 insider reporting or foreign private issuer exemptions under Nasdaq listing rules (including in respect of shareholder approval requirements for certain dilutive transactions). See “Risks and Uncertainties” below.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of Treatment Centers

Following the completion of the Restructuring Plan, we believe we will continue to have a meaningful opportunity to selectively increase the number of our Treatment Centers and the number of Treatment Centers offering Spravato® and Medication Management. The opening and success of new Treatment Centers or offering ancillary products in those Treatment Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with clinicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control. At the same time, we have selectively closed certain Treatment Centers to maximize our profitability, which may temporarily reduce our number of active Treatment Centers from quarter to quarter as we continue to aim for overall expansion of the business.

Competition

The market for Treatment is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our Treatment Centers, the quality of our Treatment services and the reputation of our partner clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers. As we expand our mental health products and services to include Spravato®, we also face competition from mental health practitioners that provide similar offerings. We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or Spravato®. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term business strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures, as well as to service debt obligations. See “Key Highlights and Recent Developments” above. We have experienced losses since inception and, although we secured $55 million pursuant to the Existing Loan (as defined below), $22.1 million pursuant to the Debt Financings (as defined below), $6.25 million pursuant to the 2023 Private Placement (as defined below), $0.5 million pursuant to the Alumni Purchase Agreement, and we may be able to sell up to an additional $4.0 million pursuant to the Alumni Purchase Agreement, we expect that we will require additional financing to fund our operating activities and such additional financing is required in order for us to repay our debt obligations and satisfy our cash requirements. We have historically been able to obtain financing from supportive shareholders and other sources when required, however there can be no assurance that we will continue to receive financing support from our existing shareholders in the future. In addition, we may be constrained in our ability to raise capital if our Common Shares are delisted by Nasdaq. See “Liquidity and Capital Resources” and “Risks and Uncertainties” below.

Industry and Reimbursement Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates. In addition, the geographic distribution of our Treatment Centers can impact our revenues per Treatment because reimbursement rates vary from state to state.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities (including Spravato®) and our ability to incorporate the new technology into our Treatment Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income.

COMPONENTS OF OUR RESULTS OF OPERATIONS

In assessing our results of operations, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach. Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

●	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for our services (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual provider;

●	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

●	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

●	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

●	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

●	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. We apply constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy.

Center Development Costs

Center development costs represent direct expenses associated with developing new Treatment Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices. Costs related to the Restructuring Plan, the re-valuation of conversion instruments and the Amendment Fee (as defined below) are also included within other corporate, general and administrative expenses.

Share-Based Compensation

Share-based compensation represents stock options, restricted share units and performance share units granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Loss (Gain) on Extinguishment of Loans

Loss (gain) on extinguishment of loans represents costs related to the exchange of the Insider Notes for Subordinated Convertible Notes (each as defined below). It also represents costs related to the extinguishment of the Oxford Credit Facility (as defined below), as well as the extinguishment of a loan previously held by Success TMS (as defined below) incurred during Fiscal 2022. See “Indebtedness and Capital Raising” below.

Loss on Device Contract Termination

Loss on device contract termination represents the loss incurred on the settlement and mutual release agreement with a TMS Device manufacturer for the termination of TMS Device contracts with such manufacturer, as required by the Neuronetics Agreement (as defined below). In accordance with the terms of the settlement, the Company recognized an amount payable of $6,600,000, due in equal instalments over 44 weeks. Pursuant to the terms of the mutual release, in the event of default, interest will accrue at a rate of 6% per annum on any unpaid portion.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts from EBITDA share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our Treatment Center growth. See “Cautionary Note Regarding Non-IFRS Measures” above.

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

Acquisition of Success TMS

On July 14, 2022, we, through our wholly-owned U.S. subsidiary, TMS US, completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”) by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 Common Shares, and an additional 2,908,665 Common Shares have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties. The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding Common Shares on a post-acquisition basis and subject to adjustments, as described above.

As contemplated by the Purchase Agreement, the Company also entered into an investor rights agreement with Benjamin Klein, dated as of July 14, 2022 (the “Klein Investor Rights Agreement”), which provides Benjamin Klein with a right to nominate a single representative to the Board for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In accordance with the terms of the Klein Investor Rights Agreement, Mr. Klein was appointed to the Board as the board nominee, effective on July 14, 2022, immediately following completion of the Success TMS Acquisition. In connection with the Success TMS Acquisition, Mr. Klein was also appointed the Chief Operating Officer of the Company, whereby Mr. Klein served in that role from July 14, 2022 until his departure on May 4, 2023. Mr. Klein also resigned from the Board effective June 23, 2023 in accordance with Greenbrook’s Majority Voting Policy.

On May 24, 2023, the Seller Parties filed a complaint in the Superior Court of the State of Delaware against the Company, TMS US and certain executive officers of the Company, and subsequently filed a first amended complaint on August 31, 2023 (the “Delaware Complaint”), concerning alleged disputes arising out of the Success TMS Acquisition (the “Purchase Agreement Claims”). The Purchase Agreement Claims allege contractual fraud, indemnification for breach of certain representations and warranties of the Company contained in the Purchase Agreement, other breaches of the Purchase Agreement and a registration rights agreement, and breach of the implied covenant of good faith and fair dealing. The Delaware Complaint seeks damages in an amount to be determined at trial, which are alleged to exceed $1 million. On October 2, 2023, the Company and the other defendants moved to dismiss the Purchase Agreement Claims. The motion is expected to be fully briefed by December 8, 2023.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local Treatment Centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new Treatment Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results. Although we are currently focusing on a more condensed footprint due to the execution of our Restructuring Plan, our long-term growth strategy remains.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year. We also typically experience a slowdown in new patient starts during the third quarter of each fiscal year as a result of summer holidays.

RESULTS OF OPERATIONS

Summary Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below has been derived from our unaudited condensed interim consolidated financial statements, and should be read in conjunction with those financial statements and the related notes thereto. In addition, we note that the results presented below may not be indicative of our results in future periods as a result of the Restructuring Plan (as described above).

(US$) (unaudited)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Total revenue	18,035,308	20,752,105	56,290,158	48,027,560

Direct center and patient care costs	10,840,776	10,207,404	33,785,962	25,193,562
Regional employee compensation	4,356,592	5,081,645	13,129,558	11,918,622
Regional marketing expenses	407,538	3,176,159	1,224,139	6,581,059
Depreciation	1,907,477	3,136,369	6,661,521	6,292,913
Total direct center and regional costs	17,512,383	21,601,577	54,801,180	49,986,156
Regional operating income (loss)	522,925	(849,472)	1,488,978	(1,958,596)
Center development costs	137,770	215,954	355,832	562,108
Corporate employee compensation	3,629,623	5,156,259	11,880,351	12,211,803
Corporate marketing expenses	52,237	169,653	83,504	394,223
Other corporate, general and administrative expenses	1,954,017	4,303,486	7,311,213	7,759,607
Share-based compensation	14,740	2,762	591,470	315,966
Amortization	343,253	570,648	1,029,758	985,648
Interest expense	3,992,801	3,183,165	11,443,446	5,633,165
Interest income	(64)	–	(165)	(12,230)
Loss (gain) on extinguishment of loans	(34,510)	2,331,917	(34,510)	2,331,917
Loss on device contract termination	3,181,116	–	3,181,116	–
Loss before income taxes	(12,748,058)	(16,783,316)	(34,353,037)	(32,140,803)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(12,748,058)	(16,783,316)	(34,353,037)	(32,140,803)
Loss attributable to non-controlling interest	(59,405)	(421,890)	(172,508)	(593,545)
Loss attributable to the common shareholders of Greenbrook	(12,688,653)	(16,361,426)	(34,180,529)	(31,547,258)
Net loss per share (basic and diluted)	(0.30)	(0.59)	(0.90)	(1.49)

Selected Financial Position Data

The following table provides selected financial position data as at the dates indicated:

	As at September 30,		As at December 31,
(US$)	2023 (unaudited)	2022 (unaudited)	2022
Cash and restricted cash	1,812,286	11,148,819	2,623,957
Current assets (excluding cash)	18,881,361	17,637,031	16,418,981
Total assets	79,482,396	143,940,344	100,446,357
Current liabilities	44,272,369	38,252,188	37,147,290
Non-current liabilities	92,967,833	106,011,466	93,895,492
Total liabilities	137,240,202	144,263,654	131,042,782
Non-controlling interests	(2,192,536)	(2,127,559)	(2,253,279)
Shareholders’ deficit	(57,757,806)	(323,310)	(30,596,425)

For further information regarding our liquidity and financial position, see “Liquidity and Capital Resources” below. See also “Risks and Uncertainties” below.

Selected Operating Data

The following table provides selected operating data as at the dates indicated. As described above, as of the date of this MD&A, the Company has reduced its operating footprint to 130 Treatment Centers in connection with the Restructuring Plan. See “Cautionary Note Regarding Forward-Looking Information”.

	As at September 30,		As at December 31,
(unaudited)	2023	2022	2022
Number of active Treatment Centers(1)	130	183	183
Number of Treatment Centers-in-development(2)	–	1	–
Total Treatment Centers	130	184	183
Number of management regions	17	18	18
Number of TMS Devices installed	261	338	345
Number of regional personnel	401	501	495
Number of shared-services / corporate personnel(3)	91	143	134
Number of providers(4)	207	208	225
Number of consultations performed(5)	26,233	16,616	27,831
Number of patient starts(5)	8,047	6,474	9,253
Number of Treatments performed(5)	253,876	216,151	312,940
Average revenue per Treatment(5)	$222	$222	$221

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable Treatment services during the applicable period.

(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Number of providers represents clinician partners that are involved in the provision of Treatment services from our Treatment Centers.

(5)	Figure calculated for the applicable year or period ended.

Analysis of Results for Q3 2023 and YTD 2023

The following section provides an overview of our financial performance during Q3 2023 compared to Q3 2022 and during YTD 2023 compared to YTD 2022.

Total Revenue

Consolidated revenue decreased to $18.0 million in Q3 2023, a 13% decrease compared to Q3 2022 (Q3 2022: $20.8 million), predominately due to the closure of 53 Treatment Centers in connection with the Restructuring Plan and liquidity constraints prohibiting meaningful investment in marketing to effectively generate an adequate patient pipeline. Consolidated revenue for YTD 2023 was $56.3 million, a 17% increase compared to YTD 2022 (YTD 2022: $48.0 million). The increase in YTD 2023 was predominately due to the Success TMS Acquisition, partially offset by the implementation of the Restructuring Plan and the reduction in marketing spend described above.

New patient starts decreased to 2,546 in Q3 2023, an 11% decrease compared to Q3 2022 (Q3 2022: 2,848) and increased to 8,047 in YTD 2023, a 24% increase compared to YTD 2022 (YTD 2022: 6,474). Treatment volumes in Q3 2023 were 79,488, a 16% decrease compared to Q3 2022 (Q3 2022: 95,046), and were 253,876 in YTD 2023, a 17% increase compared to YTD 2022 (YTD 2022: 216,151). Consultations performed were 8,334 in Q3 2023, a 5% decrease compared to Q3 2022 (Q3 2022: 8,797), and were 26,233 in YTD 2023, a 58% increase compared to YTD 2022 (YTD 2022: 16,616). The decreases in new patient starts, treatment volumes and consultations performed in Q3 2023 as compared to Q3 2022 were predominantly due to the closure of 53 Treatment Centers in connection with the Restructuring Plan and liquidity constraints prohibiting meaningful investment in marketing to effectively generate an adequate patient pipeline. The increases in YTD 2023 as compared to YTD 2022 are predominately due to the Success TMS Acquisition, partially offset by the implementation of the Restructuring Plan and the reduction in marketing spend described above.

Average revenue per Treatment increased by 4% to $227 in Q3 2023 as compared to Q3 2022 (Q3 2022: $218) and remained consistent at $222 in YTD 2023 as compared to YTD 2022 (YTD 2022: $222). The increase in Q3 2023 average revenue per Treatment was primarily attributable to changes in payor mix, treatment modalities and the geographical distribution of revenue (including as a result of the Success TMS Acquisition).

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs decreased by 19% to $17.5 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $21.6 million) and increased by 10% to $54.8 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $50.0 million). The decrease during Q3 2023 is predominately due to the implementation of the Restructuring Plan and liquidity constraints prohibiting meaningful investment in marketing. The increase during YTD 2023 is attributable to the Success TMS Acquisition, partially offset by cost savings in relation to the execution of the Restructuring Plan and the reduction in marketing spend described above. Direct center and regional costs decreased by 17% to $17.5 million during Q3 2023 as compared to Q4 2022 (Q4 2022: $21.2 million) due to the reduction in head count, rationalization of marketing spend and a reduction in other direct center expenses resulting from the execution of the Restructuring Plan. Given the ongoing nature of the Restructuring Plan execution, the reduction in associated costs were only partially reflected in Q3 2023 but are expected to be fully realized by the end of Fiscal 2023.

Entity-wide regional operating income was $0.5 million during Q3 2023 as compared to an entity-wide regional operating loss of $0.8 million in Q3 2022. Entity-wide regional operating income was $1.5 million during YTD 2023 as compared to an entity-wide regional operating loss of $2.0 million in YTD 2022. The increase in entity-wide regional operating income was primarily due to the reduction in head count, rationalization of marketing spend and a reduction in other direct center expenses resulting from the execution of the Restructuring Plan.

We believe we will be able to continue to achieve near-term operational synergies through our Restructuring Plan, resulting in a significant reduction in direct center and regional costs (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

Center Development Costs

Center development costs decreased by 36% to $0.1 million during Q3 2023 (Q3 2022: $0.2 million) and decreased by 37% to $0.4 million during YTD 2023 (YTD 2022: $0.6 million). The decrease is predominantly due to a reduction in the number of Treatment Centers developed during YTD 2023 as compared to YTD 2022, partially offset by the minimal incremental costs associated with establishing the Spravato® Program at additional Treatment Centers during Q3 2023 and YTD 2023.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company decreased by 30% to $3.6 million during Q3 2023 (Q3 2022: $5.2 million) and decreased by 3% to $11.9 million during YTD 2023 (YTD 2022: $12.2 million). This decrease is predominately due to the execution of the Restructuring Plan, partially offset by the Success TMS Acquisition which was completed during Q3 2022.

We believe we will be able to continue to achieve near-term operational synergies through our Restructuring Plan, resulting in a significant reduction in corporate employee compensation (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

Corporate Marketing Expenses

Corporate marketing expenses decreased by 69% to $0.1 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $0.2 million) and by 79% to $0.1 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $0.4 million). The decrease was primarily a result of managing spend as a result of the execution of the Restructuring Plan in addition to actively limiting expenditures due to liquidity constraints which we are actively seeking to resolve (see “Key Highlights and Recent Developments”).

We believe we will be able to continue to manage corporate marketing expenses well-below historical levels through the execution of the Restructuring Plan (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses decreased by 55% to $2.0 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $4.3 million) and decreased by 6% to $7.3 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $7.8 million). The decrease in Q3 2023 is predominately due to the cost savings realized as a result of the Restructuring Plan, the re-valuation of conversion instruments and the reduction of one-time costs including Success TMS related professional and legal fees, and Success TMS related integration and expenses, partially offset by one-time expenses incurred related to the execution of the Restructuring Plan, professional and legal fees related to the Klein Matters, and financing initiatives-related expenses. The decrease in YTD 2023 is additionally offset by the Success TMS Acquisition completed in Q3 2022, as well as one-time costs related to the Amendment Fee (as defined below). See “Key Highlights and Recent Developments—Restructuring Plan” and “Adjusted EBITDA and One-time Expenses” below.

Recurring corporate, general and administrative expenses (the aggregate of corporate employee compensation, corporate marketing expenses and other corporate, general and administrative expenses, but excluding one-time expenses and the re-valuation of conversion instruments) decreased by 20% to $5.7 million during Q3 2023 as compared to Q4 2022 (Q4 2022: $7.1 million), primarily due to the reduction in head count, rationalization of marketing spend and a reduction in other recurring corporate, general and administrative expenses. Given the ongoing nature of the Restructuring Plan execution, the reduction in associated costs were only partially reflected in Q3 2023 but are expected to be fully realized by the end of Fiscal 2023.

We believe we will be able to continue to achieve near-term operational synergies through our Restructuring Plan, resulting in a significant reduction in corporate, general and administrative expenses (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

Share-Based Compensation

Share-based compensation increased by 434% to $0.015 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $0.003 million) and increased by 87% to $0.6 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $0.3 million). The increase was predominantly due to the timing and fair value of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization decreased by 40% to $0.3 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $0.6 million) and remained consistent at $1.0 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $1.0 million). The decrease in Q3 2023 was primarily a result of the impairment recorded in Q4 2022, partially offset by intangible assets acquired by the Company in connection with the Success TMS Acquisition.

Interest

Interest expense increased by 25% to $4.0 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $3.2 million) and increased by 103% to $11.4 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $5.6 million). The increase in interest expense is primarily due to the debt financings completed during YTD 2023. See “Indebtedness and Capital Raising” below.

Interest income was $64 during Q3 2023 (Q3 2022: nil) and $165 during YTD 2023 (YTD 2022: $12,230). The changes were due to a change in the amount of excess funds invested.

Loss (Gain) on Extinguishment of Loans

Gain on extinguishment of loans was $0.03 million in Q3 2023 and YTD 2023 as compared to a loss on extinguishment of loans in Q3 2022 and YTD 2022 of $2.3 million. The gain on extinguishment of loans in Q3 2023 and YTD 2023 relates to the exchange of Insider Notes for Subordinated Convertible Notes. The loss on extinguishment of loans in Q3 2022 and YTD 2022 is due to the extinguishment of the Oxford Credit Facility, as well as extinguishment of a loan previously held by Success TMS.

Loss on Device Contract Termination

Loss on device contract termination was $3.2 million in Q3 2023 and YTD 2023, as compared to nil in Q3 2022 and YTD 2022. The loss relates to the settlement and mutual release agreement with a TMS Device manufacturer for the termination of TMS Device contracts.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss decreased by 24% to $12.7 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $16.8 million) and increased by 7% to $34.4 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $32.1 million). The decrease in Q3 2023 is predominately due to the increase in regional operating income, decreases in corporate employee compensation, corporate marketing expenses and other corporate, general and administrative expenses as part of the execution of the Restructuring Plan, as well as the decrease in loss (gain) on extinguishment of loans, partially offset by the increase in the loss on device contract termination and increase in interest expense arising from the debt financings. The increase in YTD 2023 is due to the increase in interest expense arising from the debt financings, increase in the loss on device contract termination, increase in share-based compensation expense, increase in costs and depreciation as a result of the completion of the Success TMS Acquisition, as well as one-time costs, partially offset by the increase in regional operating income and cost savings associated with the execution of the Restructuring Plan. See “Interest Expense, Entity-Wide Regional Operating Income (Loss)”, “Direct Center and Regional Costs”, “Share-Based Compensation”, “Loss (Gain) on Extinguishment of Loans” and “Loss on Device Contract Termination” above, “Adjusted EBITDA and One-time Expenses” below and “Key Highlights and Recent Developments—Restructuring Plan” and “Key Highlights and Recent Developments—Success TMS Acquisition” above.

The loss attributable to the common shareholders of Greenbrook decreased by 22% to $12.7 million during Q3 2023 as compared to Q3 2022 (Q3 2022: $16.4 million) and increased by 8% to $34.2 million during YTD 2023 as compared to YTD 2022 (YTD 2022: $31.5 million). This was predominantly due to the factors described above impacting net losses.

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position decreased by 14% to $3.3 million in Q3 2023 as compared to Q3 2022 (Q3 2022: $3.8 million) and decreased by 17% to $9.8 million during Q3 2023 as compared to YTD 2022 (YTD 2022: $11.9 million). The decrease in the Adjusted EBITDA loss position in Q3 2023 and YTD 2023 as compared to Q3 2022 and YTD 2022, respectively, is primarily attributable to a reduction in the EBITDA loss position, the adjustment in Q3 2023 for loss on device contract termination (see “Components of Our Results of Operations”) as well as a decrease in share-based compensation, offset by in the absence of an adjustment for the loss on extinguishment of loans that had been taken in Q3 2022 and YTD 2022. One-time costs that occurred in YTD 2023 related to restructuring costs incurred as we executed on our Restructuring Plan (see “Key Highlights and Recent Developments—Restructuring Plan”), the Amendment Fee, financing initiatives-related expenses, Success TMS related integration expenses, professional and legal fees related to the Klein Matters and the Neuronetics Note, the loss on device contract termination and the loss (gain) on extinguishment of loans, while one-time costs that occurred in YTD 2022 included professional and legal fees related to the Success TMS Acquisition, Success TMS integration and related expenses and the loss (gain) on extinguishment of loans. See “Cautionary Note Regarding Non-IFRS Measures” above.

EBITDA AND ADJUSTED EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(US$) (unaudited)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
EBITDA	(6,445,186)	(9,471,244)	(15,045,969)	(18,647,762)
Adjusted EBITDA	(3,310,908)	(3,832,751)	(9,835,134)	(11,858,706)

For a definition of EBITDA and Adjusted EBITDA, see “Cautionary Note Regarding Non-IFRS Measures” above. For quantitative reconciliations of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook, see “Reconciliation of Non-IFRS Measures” immediately below.

RECONCILIATION OF NON-IFRS MEASURES

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(US$) (unaudited)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Loss attributable to the common shareholders of Greenbrook	(12,688,653)	(16,361,426)	(34,180,529)	(31,547,258)
Add the impact of:
Interest expense	3,992,801	3,183,165	11,443,446	5,633,165
Amortization	343,253	570,648	1,029,758	985,648
Depreciation	1,907,477	3,136,369	6,661,521	6,292,913
Less the impact of:
Interest income	(64)	–	(165)	(12,230)
EBITDA	(6,445,186)	(9,471,244)	(15,045,969)	(18,647,762)
Add the impact of:
Share-based compensation	(190,038)	1,933,280	(1,130,095)	2,246,484
Add the impact of:
Restructuring and related costs	36,500	–	500,368	–
Klein Matters related professional and legal fees	126,110	–	316,643	–
Neuronetics Note legal fees	–	–	458,257	–
Credit Facility Amendment Fee	–	–	1,000,000	–
Financing initiatives related expenses	15,100	–	769,056	–
Loss (gain) on extinguishment of loans(1)	(34,510)	2,331,917	(34,510)	2,331,917
Loss on device contract termination(2)	3,181,116	–	3,181,116	–
Success TMS Acquisition related professional and legal fees	–	530,130	–	1,265,225
Madryn Credit Facility related professional and legal fees	–	(102,264)	–	–
Success TMS related integration and related expenses	–	945,430	150,000	945,430
Adjusted EBITDA	(3,310,908)	(3,832,751)	(9,835,134)	(11,858,706)

Notes:

(1)	Loss on extinguishment of loan in Q3 2022 and YTD 2022 related to the extinguishment of the Oxford Credit Facility, and the extinguishment of a loan previously held by Success TMS. In Q3 2023 and YTD 2023, we adjust for a gain on extinguishment of loans related to the exchange of Insider Notes for Subordinated Convertible Notes. Due to their nature, these are considered one-time costs and are not related to our underlying business performance and, accordingly, have been excluded from Adjusted EBITDA.

(2)	Loss on device contract termination represents the loss incurred on the settlement and mutual release agreement with a TMS Device manufacturer for the termination of TMS Device contracts, as required by the Neuronetics Agreement (as defined below). Due to its nature, the loss on device contract termination is considered a one-time cost and, accordingly, has been excluded from Adjusted EBITDA.

Quarterly Adjusted EBITDA Reconciliation of Non-IFRS Measures

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the eight most recently completed fiscal quarters:

(US$) (unaudited)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Loss attributable to the common shareholders of Greenbrook	(12,688,653)	(12,259,994)	(9,231,882)	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)
Add the impact of:
Interest expense	3,992,801	3,810,935	3,639,710	3,091,247	3,183,165	1,220,689	1,229,311	1,254,007
Amortization	343,253	343,252	343,253	372,565	570,648	207,500	207,500	207,500
Depreciation	1,907,477	2,317,109	2,436,935	1,865,483	3,136,369	1,586,560	1,569,984	1,529,892
Less the impact of:
Interest income	(64)	(56)	(45)	(20)	–	(9,943)	(2,287)	(9,429)
EBITDA	(6,445,186)	(5,788,754)	(2,812,029)	(24,849,941)	(9,471,244)	(4,343,043)	(4,833,475)	(3,849,889)
Add the impact of:
Share-based compensation	(190,038)	156,927	(1,096,984)	(1,186,218)	1,933,280	63,882	249,322	248,428
Add the impact of:
Equity Financing related professional and legal fees	–	–	–	–	–	–	–	273,561
Loss (gain) on extinguishment of loan(1)	(34,510)	–	–	–	2,331,917	–	–	–
Withdrawn Public Offering related professional and legal fees(2)	–	–	–	–	–	–	–	(273,561)
Internal controls assessment professional and legal fees	–	–	–	–	–	–	–	31,840
Achieve TMS East/Central Acquisition related professional and legal fees(3)	–	–	–	–	–	–	–	3,864
Success TMS Acquisition related professional and legal fees	–	–	–	–	530,130	643,247	91,848	–
Madryn Credit Facility related professional and legal fees	–	–	–	–	(102,264)	102,264	–	–
Success TMS related integration and expenses	–	–	150,000	–	945,430	–	–	–
Impairment loss(4)	–	–	–	20,677,160	–	–	–	–
Restructuring and related costs	36,500	162,029	301,839	–	–	–	–	–
Klein Matters related professional and legal fees	126,110	190,533	–	–	–	–	–	–
Neuronetics Note legal fees	–	458,257	–	–	–	–	–	–
Credit Facility Amendment Fee	–	1,000,000	–	–	–	–	–	–
Financing initiatives related expenses	15,100	235,476	518,480	–	–	–	–	–
Loss on device contract termination (5)	3,181,116	–	–	–	–	–	–	–
Adjusted EBITDA	(3,310,908)	(3,585,532)	(2,938,694)	(5,358,999)	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)

Notes:

(1)	Loss on extinguishment of loan in Q3 2022 related to the extinguishment of the Oxford Credit Facility, and the extinguishment of a loan previously held by Success TMS. In Q3 2023, we adjust for a gain on extinguishment of loans related to the exchange of Insider Notes for Subordinated Convertible Notes. Due to their nature, these are considered one-time costs and are not related to our underlying business performance and, accordingly, have been excluded from Adjusted EBITDA.
(2)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions. Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(3)	On October 1, 2021, the Company completed the acquisition of all the issued and outstanding equity interests in Achieve TMS East, LLC and Achieve TMS Central, LLC (the “Achieve TMS East/Central Acquisition”). Due to their nature, the related professional and legal fees associated with the Achieve TMS East/Central Acquisition are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(4)	Impairment loss represents the impairment of assets in Fiscal 2022, including goodwill and intangible assets. Due to their nature, impairment losses are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(5)	Loss on device contract termination represents the loss incurred on the settlement and mutual release agreement with a TMS Device manufacturer for the termination of TMS Device contracts, as required by the Neuronetics Agreement (as defined below). Due to its nature, the loss on device contract termination is considered a one-time cost and, accordingly, has been excluded from Adjusted EBITDA.

RECONCILIATION OF ACCOUNTS RECEIVABLE

A quantitative reconciliation of accounts receivable in respect of the three- and nine-month periods ended September 30, 2023 and 2022, and the year ended December 31, 2022, which includes a quantification of the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(US$) (unaudited)	Q3 2023	Q3 2022	YTD 2023	YTD 2022	Fiscal 2022
Opening accounts receivable balance as at the period opening date	14,192,351	9,805,095	13,898,305	10,997,389	10,997,389
Accounts receivable acquired as part of the Success TMS Acquisition	–	3,728,255	–	3,728,255	3,728,255
Revenue recognized based on expected value	19,457,439	22,531,797	59,464,918	52,179,553	73,631,665
Adjustment to variable consideration estimate	(1,422,131)	(1,779,692)	(3,174,760)	(4,151,993)	(4,527,219)
Payments received	(17,530,244)	(19,883,652)	(55,491,048)	(48,351,401)	(69,931,785)
Ending accounts receivable balance at the period end date	$14,697,415	$14,401,803	$14,697,415	$14,401,803	$13,898,305

Accounts Receivable

Accounts receivable increased by $0.8 million to $14.7 million as at the end of Q3 2023 as compared to $13.9 million as at the end of Q4 2022. The increase in Q3 2023 as compared to Q4 2022 is primarily due to the timing of cash collection activity from payors. We also continue to collect on services rendered in excess of 24 months from the date such services were rendered.

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited) (US$)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Revenue	18,035,308	18,346,799	19,908,051	21,076,886	20,752,105	14,210,309	13,065,146	14,047,452
Regional operating income (loss)	522,925	237,003	729,050	(141,846)	(849,472)	(71,075)	(1,038,049)	43,741
Net loss attributable to common shareholders of Greenbrook	(12,688,653)	(12,259,994)	(9,231,882)	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)
Adjusted EBITDA (1)	(3,310,908)	(3,585,532)	(2,938,694)	(5,358,999)	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)
Net loss per share – Basic	(0.30)	(0.30)	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)
Net loss per share – Diluted	(0.30)	(0.30)	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)

Notes:

(1)	Adjusted EBITDA is a non-IFRS measure. For a reconciliation of Adjusted EBITDA to Loss attributable to the common shareholders of Greenbrook, see “Reconciliation of Non-IFRS Measures—Quarterly Adjusted EBITDA Reconciliation of Non-IFRS Measures” above.

Analysis of Results

We achieved quarterly consolidated revenue of $18.0 million in Q3 2023, representing a 2% quarter-over-quarter decrease compared to Q2 2023 (Q2 2023: $18.3 million) predominantly due to the reduction in our operating footprint as a result of the execution of the Restructuring Plan and continued limited marketing spend due to liquidity constraints. Average revenue per Treatment was $227 in Q3 2023, representing a 1% quarter-over-quarter increase compared to Q2 2023 (Q2 2023: $224).

New patient starts in Q3 2023 were 2,546, representing a 4% quarter-over-quarter decrease compared to Q2 2023 (Q2 2023: 2,647). Treatment volumes were 79,488 in Q3 2023, representing a 3% quarter-over-quarter decrease compared to Q2 2023 (Q2 2023: 81,855). Consultations were 8,334 in Q3 2023, representing a 16% quarter-over-quarter decrease compared to Q2 2023 (Q2 2023: 9,924). The decline in new patient starts, Treatment volumes and consultations performed was driven by the execution of the Restructuring Plan where we experienced a planned reduction in our Treatment Center footprint and continued limited marketing spend (See “Key Highlights and Recent Developments—Restructuring Plan” above). We believe that by focusing operations to the Company’s most profitable Treatment Centers through the Restructuring Plan together with the normalization of our marketing spend to expected post-Restructuring Plan levels, we will be able to achieve sustainable profitability and long-term growth (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

We experienced an increase in entity-wide regional operating income of 121% to $0.5 million in Q3 2023 as compared to Q2 2023 (Q2 2023: $0.2 million), primarily due to the reduction in costs due to the execution of the Restructuring Plan, partially offset by a reduction in revenue as described above. We believe we will be able to continue to execute on further near-term operational synergies to accelerate the Company’s timeline to profitability as part of the comprehensive Restructuring Plan (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

The loss attributable to the common shareholders of Greenbrook increased 3% in Q3 2023 to $12.7 million compared to Q2 2023 (Q2 2023: $12.3 million). The increase is primarily due to the loss on device contract termination. This is offset by an increase in regional operating income, decreases in corporate employee compensation, and other corporate, general and administrative expenses as a result of the execution of the Restructuring Plan, as well as a decrease in share-based compensation. See “Adjusted EBITDA and One-time Expenses” and “Key Highlights and Recent Developments—Restructuring Plan” above.

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

(unaudited)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Number of active Treatment Centers(1)	130	133	162	183	183	144	146	147
Number of Treatment Centers-in- development(2)	–	–	–	–	1	–	2	2
Total Treatment Centers	130	133	162	183	184	144	148	149
Number of management regions	17	17	18	18	18	15	15	15
Number of TMS Devices installed	261	341	341	345	338	234	234	234
Number of regional personnel	401	400	406	495	501	328	340	386
Number of shared-services / corporate personnel(3)	91	84	124	134	143	66	68	44
Number of providers(4)	207	202	222	225	208	164	161	135
Number of consultations performed(5)	8,334	9,924	7,975	11,215	8,797	4,318	3,501	3,547
Number of patient starts(5)	2,546	2,647	2,854	2,779	2,848	1,809	1,817	1,667
Number of Treatments performed(5)	79,488	81,855	92,533	96,789	95,046	62,038	59,067	61,416
Average revenue per Treatment(5)	$227	$224	$215	$218	$218	$229	$221	$229

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable Treatment services during the applicable period.
(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Number of providers represents clinician partners that are involved in the provision of Treatment services from our Treatment Centers.

(5)	Figures calculated for the applicable period ended.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Since inception, we have financed our operations primarily from equity offerings, debt financings and revenue generated from our Treatment Centers. Our primary uses of capital are to finance operations, finance new Treatment Center development costs, increase non-cash working capital and fund investments in our centralized business infrastructure. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to provide services to our customers and provide returns to our shareholders. We have also used capital to finance acquisitions and may continue to do so in the future. Cash is held primarily in U.S. dollars.

As part of our annual budgeting process and on an ongoing basis, we evaluate our estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this, in addition to historical cash flow, the 2023 Private Placement and Debt Financings, the Alumni Purchase Agreement, and considering our anticipated cash flows from regional operations and our holdings of cash, as of the date of this MD&A, we believe that we have sufficient capital to meet our future operating expenses, capital expenditures and debt service requirements for approximately the next month and, consequently, we will need to raise additional funding in the near term. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by our ability to execute on our Restructuring Plan, our ability to meet our debt obligations and remain in compliance with debt covenants, our ability to remain listed on Nasdaq, the outcome of pending Klein Matters and general economic, financial and other factors, including factors beyond our control such as inflation and recessionary conditions. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties”, “Factors Affecting our Performance” and “Key Highlights and Recent Developments—Restructuring Plan and —Nasdaq Listing Deficiencies”, as well as further details on our indebtedness and capital raising below under “Indebtedness and Capital Raising”.

Analysis of Cash Flows for YTD 2023

The following table presents our cash flows for each of the periods presented:

(US$) (unaudited)	YTD 2023	YTD 2022
Net cash used in operating activities	(8,409,154)	(9,970,212)
Net cash generated from financing activities	7,640,974	9,200,124
Net cash generated from (used in) investing activities	(43,491)	219,228
Increase (decrease) in cash	(811,671)	(550,860)

Cash Flows used in Operating Activities

For YTD 2023, cash flows used in operating activities (which includes the full cost of developing new Treatment Centers) totaled $8.4 million, as compared to $10.0 million in YTD 2022. The decrease in cash flows used in operating activities is primarily due to the change in non-cash working capital, offset by better regional performance and cost reductions related to the implementation of our Restructuring Plan. See “Key Highlights and Recent Developments—Restructuring Plan”.

Cash Flows generated from Financing Activities

For YTD 2023, cash flows generated from financing activities amounted to $7.6 million as compared to $9.2 million in YTD 2022. This is primarily driven by the net proceeds from the 2023 Private Placement, the Alumni Purchase Agreement and the Debt Financings received in YTD 2023, as compared to the net loans advanced to the Company in relation to the Madryn Credit Facility in YTD 2022.

Cash Flows generated from (used in) Investing Activities

For YTD 2023, cash flows used in investing activities totaled $0.04 million as compared to cash flows generated from investing activities of $0.22 million in YTD 2022, due to the purchase of property, plant and equipment in YTD 2023, as compared to the Success TMS Acquisition, net of cash acquired in YTD 2022, offset by the acquisition of subsidiary non-controlling interest.

INDEBTEDNESS AND CAPITAL RAISING

Madryn Credit Facility

Initial Agreement and Funding

On July 14, 2022 (the “Original Closing Date”), the Company entered into a credit agreement (as amended, the “Madryn Credit Agreement”) with Madryn and its affiliated entities (the “Madryn Credit Facility”). As of the Original Closing Date, the Madryn Credit Facility provided the Company with a $55 million term loan (the “Existing Loan”), which was funded on the Original Closing Date. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. Prior to March 31, 2023, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. Commencing March 31, 2023, as a result of an amendment to the Madryn Credit Facility entered into between the parties on February 21, 2023, all advances under the Madryn Credit Facility will accrue interest at a rate equal to 9.0% plus the 3-month Term Secured Overnight Financing Rate (“SOFR”) (subject to a floor of 1.5%) plus 0.10%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The initial principal balance of $ 55,000,000 is due in five equal 3 month installments beginning on September 30, 2026. The Company has granted a lien on, and security interest over all assets of the Company in connection with the performance and prompt payment of all obligations of the Company under the Madryn Credit Agreement.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Success TMS Acquisition), measured quarterly (commencing with the 12 months ended September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of $300,000 until November 15, and $3.0 million thereafter, tested on a daily basis (the “Minimum Liquidity Covenant”), which covenant has been amended from time to time (as described under “—Credit Facility Amendments and Subsequent Funding” below). In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness, incur certain liens, declare certain dividends and engage in certain types of transactions. As at September 30, 2023, the Company was in compliance with the Minimum Liquidity Covenant. The Madryn Credit Agreement also contains affirmative covenants that require the Company to deliver, within 90 days of each fiscal year end, audited financial statements for such fiscal year (the “Financial Statements”), accompanied by a report and opinion of an independent certified public accountant which is not subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (together, the “Reporting Requirements”). In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions.

On the Original Closing Date, in accordance with the terms of the Madryn Credit Agreement, Greenbrook issued conversion instruments (the “Original Madryn Conversion Instruments”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5 million of the outstanding principal amount of the Existing Loan into Common Shares at a price per share equal to $1.90, subject to customary anti-dilution adjustments (the “Madryn Conversion Price”).

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility, as well as prepayment fees and legal fees incurred, and terminated the Oxford Credit Facility. Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS. The Company subsequently used $2.9 million to normalize vendor payment aging resulting from cash management practices prior to strengthening our balance sheet and made a $ 2.3 million cash investment due to a lag in working capital from the continued development of Treatment Center locations. After financing fees and closing costs of $3.1 million, the remaining balance of the proceeds in respect of the Madryn Credit Facility totaled $16.2 million as of July 14, 2022.

The Madryn Credit Agreement contains a number of events of default including, without limitation, (a) non-payment of principal when due; (b) failure to pay interest, fees or repayment premiums within 3 business days after the same becomes due; (c) failure to pay other amounts under the Madryn Credit Agreement and Investment Documents (as defined therein) within 5 business days after the same becomes due; (d) failure to comply with the covenants in the Madryn Credit Agreement (subject to specified grace periods); (e) cross-default to indebtedness in an aggregate principal amount in excess of $1,000,000; (f) the initiation of insolvency proceedings; (g) the Company or any of its Subsidiaries (as defined in the Madryn Credit Agreement) becomes unable to, admits in writing its inability to, or fails to pay, its debts as due; (h) the occurrence of specified events which may have a Material Adverse Effect (as defined in the Madryn Credit Agreement), as further described in Section 9.01(1) of the Madryn Credit Agreement; and (i) entry into a final judgment against the Company (or any subsidiary) for the payment of money in an aggregate amount exceeding $1,000,000 or any non-monetary final judgment that could reasonably be expected to have a Material Adverse Effect (as defined in the Madryn Credit Agreement) and, in either case, enforcement proceedings are commenced by a creditor or there is a period of 30 consecutive days during which a stay of enforcement is not in effect.

Credit Facility Amendments and Subsequent Funding

From February 2023 through November 2023, the Company has entered into certain amendments to the Madryn Credit Facility, pursuant to which Madryn and its affiliates have extended nine additional tranches of term loans to the Company in an aggregate principal amount of $12.4 million and each such tranche was fully funded at closing of the applicable amendment (collectively, the “New Loans”). After giving effect to the New Loans and the Existing Loan, the aggregate principal amount outstanding under the Madryn Credit Facility as of the date of this MD&A is $68.4 million (collectively, the “Loans”). We entered into the New Loans in part to remain in compliance with the Minimum Liquidity Covenant and in order to satisfy our near-term cash requirements necessary to operate our business.

The terms and conditions of the New Loans are consistent with the terms and conditions of the Existing Loan in all material respects. However, Madryn was also granted the right to appoint one observer to the Board in connection with the subsequent amendments to the Madryn Credit Facility.

The New Loans also provide Madryn with the option to convert up to approximately $1.1 million of the outstanding principal amount of the New Loans into Common Shares at the Madryn Conversion Price (the “New Madryn Conversion Instruments” and together with the Original Madryn Conversion Instruments, the “Madryn Conversion Instruments”). As of the date of this MD&A, Madryn has the option to convert an aggregate of approximately $6,127,719 of the outstanding principal amount of the Loans at the Madryn Conversion Price, resulting in the potential issuance of up to approximately 3.2 million Common Shares, representing approximately 7.0% of the issued and outstanding Common Shares as at the date of this MD&A. Madryn has received customary registration rights for the Common Shares issuable pursuant to the Madryn Conversion Instruments.

In addition, from February through October 2023, the Company and Madryn agreed on a number of occasions to amend the Madryn Credit Agreement to amend the Minimum Liquidity Covenant in order to avoid breach as a result of the Company’s non-compliance, including an amendment executed on September 29, 2023, extending the reduced Minimum Liquidity Covenant requirement of $300,000 to October 15, 2023. The most recent amendment to the Minimum Liquidity Covenant, executed on October 19, 2023, extends the reduced Minimum Liquidity Covenant requirement of $300,000 to November 15, 2023, at which time (unless further amended or waived), the Minimum Liquidity Covenant requirement will revert to $3,000,000. We anticipate needing to obtain a further amendment to (or waiver of) the Minimum Liquidity Covenant in order to extend the application of the reduced liquidity requirement of $300,000 beyond November 15, 2023.

In addition, on March 31, 2023, Madryn and the Company entered into a consent agreement pursuant to which Madryn agreed to an extension of the deadline under the Madryn Credit Agreement for delivery of the Company’s annual financials for fiscal year 2022 and to permit the inclusion of a “going concern” qualification in the accompanying accountant’s report.

We also amended the Madryn Credit Agreement on June 14, 2023 to provide for an amendment fee payable to Madryn in the amount of $1,000,000 (the “Amendment Fee”), which was paid-in-kind by adding the Amendment Fee to the outstanding principal balance of the Loans. On August 1, 2023, we amended the Madryn Credit Agreement to convert the June 30, 2023 cash interest payment into paid-in-kind interest. On September 29, 2023, we amended the Madryn Credit Agreement to defer the payment of the cash interest payment due September 30, 2023 to October 15, 2023. On October 12, 2023, we further amended the Madryn Credit Agreement to defer the payment of the cash interest payment due September 30, 2023 to November 15, 2023.

Subordinated Convertible Note

Pursuant to the Note Purchase Agreement, the Company has issued certain Subordinated Convertible Notes to Madryn, Greybrook Health and certain other investors during the period from August 2023 through October 2023, in an aggregate principal amount equal to $6,945,000. On August 28, 2023, the Insider Notes, with a total par value of $ 2,750,000, were exchanged for Subordinated Convertible Notes pursuant to the terms of the Note Purchase Agreement. Under the terms of the Note Purchase Agreement, the Company may issue Subordinated Convertible Notes in an aggregate principal amount not to exceed $10,000,000 at any time, of which $305,000 remains available for issuance.

All Subordinated Convertible Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of March 31, 2028, in the event of a change of control, acceleration of other indebtedness, or six months following repayment or refinancing of all loans under the Madryn Credit Facility

The Subordinated Convertible Notes provide holders the option to convert any amount up to the outstanding principal amount plus accrued interest into Common Shares at any time at the election of the holders thereof or on a mandatory basis by all noteholders at the request of Madryn. The Subordinated Convertible Notes are exercisable at a conversion price equal to the lesser of (1) 85% of the closing price per Common Share on Nasdaq or any other market as of the closing date for such notes, as adjusted from time to time, (2) 85% of the 30-day volume weighted average trading price of the Common Shares prior to conversion, or (3) if the Common Shares are not listed on any of Nasdaq or another trading market at the time of conversion, a per share price equal to 85% of the fair market value per Common Share as of such date, provided that, in any event, the conversion price shall not be lower than $0.078. The conversion price for the Subordinated Convertible Notes is also subject to anti-dilution adjustments.

In connection with the Subordinated Convertible Notes, all noteholders also received customary resale, demand and “piggy-back” registration rights pursuant to a registration rights agreement.

Insider Notes

The Company previously entered into a note purchase agreement, dated as of February 3, 2023, with certain significant shareholders (including Madryn and Greybrook Health) and certain members of management of the Company (the “Noteholders”), pursuant to which the Company issued unsecured notes in the aggregate principal amount of $1.75 million on February 3, 2023 and February 28, 2023 (the “February 2023 Notes”).

The Company previously entered into a note purchase agreement, dated as of August 1, 2023, with Greybrook Health, pursuant to which the Company issued an unsecured subordinated note in an aggregate principal amount of $1.0 million to Greybrook Health (the “August 2023 Note”). In connection with the entry into such note purchase agreement, the Company concurrently entered into (i) an amendment to the Madryn Credit Agreement and (ii) a consent agreement in respect of the Neuronetics Note, in each case, permitting the incurrence of indebtedness under such note purchase agreement.

The Company subsequently exchanged the total par value of the principal for the February 2023 Notes and August 2023 Note (collectively, the “Insider Notes”) for the Subordinated Convertible Notes.

As of the date of this MD&A, the aggregate proceeds of the New Loans, the Insider Notes (which were exchanged in full, and extinguished by the issuance of, the Subordinated Convertible Notes issued to the Noteholders on August 28, 2023) and the Subordinated Convertible Notes (collectively the “Debt Financings”) is equal to approximately $22.1 million.

In connection with the issuance of the Insider Notes, the Company issued a combined total of 385,870 common share purchase warrants to Greybrook Health (the “Greybrook Warrants”). 135,870 of the Greybrook Warrants were issued alongside the February 2023 Notes and are exercisable for one Common Share at an exercise price of $1.84, subject to customary anti-dilution adjustments. 250,000 of the Greybrook Warrants were issued alongside the August 2023 Note and are exercisable for one Common Share at an exercise price equal to (a) if the Common Shares are listed on Nasdaq or any other trading market at the time of exercise, 85.0% of the volume-weighted average trading price of the Common Shares on Nasdaq (or, if not listed on Nasdaq, then such other trading market on which the Common Shares are principally traded, based upon daily share volume) for the five trading days immediately preceding the exercise date, or (b) if the Common Shares are not listed on any trading market at the time of exercise, a per share price based on fair market value, as determined by the Board, in each case subject to customary anti-dilution adjustments. The Greybrook Warrants will expire five years from the applicable date of issuance.

Neuronetics Note and Warrants

In January 2023, the Company and Neuronetics, Inc. (“Neuronetics”) jointly announced an expanded commercial partnership through year end 2028. Under the amended and restated master sales agreement between the Company and Neuronetics, dated as of January 17, 2023 (as amended by an amending agreement dated March 16, 2023, the “Neuronetics Agreement”), Neuronetics is the exclusive supplier of TMS Devices to the Company. Over time, Neuronetics’ NeuroStar TMS Devices will replace competitive TMS Devices at the Company’s Treatment Centers which the Company has made significant progress on during the quarter as a result of the settlement and mutual release agreement signed with another TMS device manufacturer. The parties also expect to work jointly to grow, through co-branding and co-marketing programs, enhanced patient and clinician awareness, improved patient access to care, and collaboration on product development and publications. The Neuronetics Agreement also contains minimum purchase commitments, and all treatment session purchases will convert to a “per-click” consumable model.

On March 31, 2023, the Company and Neuronetics agreed to convert the Company’s outstanding account balance payable to Neuronetics in the amount of approximately $5.9 million, together with Neuronetics’ out-of-pocket transaction costs, into secured debt in the aggregate principal amount of $6.0 million, pursuant to a secured promissory note and guaranty agreement, by and among Neuronetics, the Company and certain of its subsidiaries (the “Neuronetics Note”). All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027. Pursuant to the terms of the Neuronetics Note, upon the occurrence of an event of default under the Neuronetics Note, Greenbrook will be required to issue the Neuronetics Warrants (defined below). Additionally, under the Neuronetics Agreement, the Company is required to pay all costs to relocate the TMS Devices supplied by Neuronetics from the Treatment Centers that are closed in connection with the Restructuring Plan and install such TMS Devices in the Company’s Treatment Centers that remain open. In connection with the entry into the Neuronetics Note, the Company concurrently entered into an amendment to the Madryn Credit Agreement in order to permit the Company to incur the indebtedness under the Neuronetics Note and the lien securing such obligations.

Pursuant to the terms of the Neuronetics Note, upon the occurrence of an event of default under the Neuronetics Note, the Company will be required to issue common share purchase warrants (the “Neuronetics Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Common Shares traded on Nasdaq prior to the date of issuance (subject to any limitations required by Nasdaq). The events of default under the Neuronetics Note include, without limitation, (a) failure of the Company to make any payment of principal or interest due under the Neuronetics Note within three business days after the payment becomes due; (b) failure of the Company to pay another amount (including late charge or collection costs), within five business days after written request from Neuronetics (c) failure of the Company to timely pay any amount owed under the Neuronetics Agreement; (d) failure of the Company to comply with the covenants in the Neuronetics Note (subject to specified grace periods); (e) cross-default to the Madryn Credit Facility or any other indebtedness in an aggregate principal amount in excess of $1,000,000; and (f) entry into any judgment, order or award for payment against the Company or any Subsidiary (as defined in the Neuronetics Note), in each case, in excess of $1,000,000 which continues unsatisfied or unstayed for (i) 30 days after entry or (ii) if earlier, the date on which any lien attaches in respect of such judgment or order.

On May 25, 2023, the Neuronetics Agreement was amended to include additional out-of-pocket expenses, totaling $0.25 million, incurred by Neuronetics in connection with the negotiation, preparation and delivery of the Neuronetics Note. In addition, Neuronetics has agreed to waive the fee for TMS Device relocations. As at September 30, 2023, the aggregate principal amount remaining on the Neuronetics Note is $5.5 million. The Company has granted a lien on, and security interest in, substantially all of its assets in favor of Neuronetics, as security for the obligations under the Neuronetics Note, and Madryn as security for the obligations under the Madryn Credit Agreement. The liens and security interests granted to Neuronetics and Madryn are pari passu (equal priority) pursuant to the terms of an intercreditor agreement, dated as of March 31, 2023, by and among Neuronetics, Madryn and the Company.

2023 Private Placement

On March 23, 2023, the Company completed the a private placement pursuant to private placement exemptions and/or Regulation S under the U.S. Securities Act (the “2023 Private Placement”). Pursuant to the 2023 Private Placement, the Company issued an aggregate of 11,363,635 Common Shares at a price of $ 0.55 per Common Share, for aggregate gross proceeds to the Company of approximately $6.25 million. The 2023 Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health and affiliates of Masters Special Situations LLC (“MSS”). The Company used the net proceeds from the 2023 Private Placement to fund the Restructuring Plan and for working capital and general corporate purposes, which included the repayment of indebtedness.

In connection with the 2023 Private Placement, Greybrook Health, Madryn and MSS each received customary resale, demand and “piggy-back” registration rights.

Alumni Capital Equity Line

On July 13, 2023, the Company entered into the Alumni Purchase Agreement with Alumni. The Alumni Purchase Agreement provides equity line financing for sales from time to time of up to the Maximum Commitment Amount of $4,458,156 of Common Shares. The Purchase Shares will be issued from time to time in connection with the delivery of purchase notices delivered by the Company to Alumni, at variable prices set forth therein, in accordance with the terms of the Alumni Purchase Agreement and pursuant to the Shelf Registration Statement. Each individual sale of Purchase Shares will be limited to no more than the number of Common Shares that would result in the direct or indirect beneficial ownership by Alumni of more than 9.99% of the then-outstanding Common Shares. As at the date of this MD&A, we have issued an aggregate of 1,761,538 Purchase Shares for aggregate proceeds to the Company of $481,437.

In exchange for Alumni entering into the Alumni Purchase Agreement, the Company issued Alumni 212,293 Commitment Shares. The Alumni Purchase Agreement expires upon the earlier of (1) the aggregate offering amount of Offered Shares meeting the Maximum Commitment Amount; (2) the date on which the Common Shares cease trading on Nasdaq; or (3) December 31, 2023. In addition, the ability of the Company to sell additional Purchase Shares under the Alumni Purchase Agreement in the future is contingent on the Company’s continued eligibility to use the Shelf Registration Statement. The Company has and intends to continue to use the proceeds from the issuance of the Purchase Shares for general corporate and working capital purposes.

The Alumni Purchase Agreement contains customary representations, warranties and covenants by each of the Company and Alumni. Greenbrook controls the timing and amount of any future sales of its Common Shares, subject to the terms of the Alumni Purchase Agreement. Alumni has no right to require any sales of Purchase Shares by the Company, but is obligated to make purchases of Purchase Shares from the Company from time to time, pursuant to directions from the Company, in accordance with the Alumni Purchase Agreement and the applicable purchase notices.

Oxford Credit Facility; Oxford Warrants

On December 31, 2020, the Company entered into a credit and security agreement (the “Oxford Credit Agreement”) in respect of a $30 million credit facility (“Oxford Credit Facility”) with Oxford Finance LLC (“Oxford”). In connection with entering into the Madryn Credit Facility on July 14, 2022, the Company repaid in full the outstanding balance owing under the Oxford Credit Facility and terminated the Oxford Credit Agreement.

As consideration for providing the Oxford Credit Facility, we issued 51,307 common share purchase warrants (the “Oxford Warrants”), each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to Oxford. To date, none of the Oxford Warrants have been exercised. The Oxford Warrants will expire on December 31, 2025.

Other Indebtedness

During the period ended September 30, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS Devices. These TMS Device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,538 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During YTD 2023, the Company repaid TMS Device loans totalling $0.1 million (YTD 2022: $0.1 million).

During Fiscal 2022, the Company assumed two promissory notes totaling $0.2 million, bearing interest of 5% per annum with a maturity date of December 31, 2025. In addition, on July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay a promissory note to a lender associated with Benjamin Klein, who is a significant shareholder and former director of the Company (the “Klein Note”). The Klein Note totals $2.1 million, bears interest at a rate of 10% per annum and matures on May 1, 2024.

During YTD 2023, the Company paid $0.2 million towards these three promissory notes (collectively, including the Klein Note, the “Success TMS Notes”) (YTD 2022: $0.03 million).

On April 25, 2023, Batya Klein, as trustee of the Marital Trust created by Kenneth S. Klein Revocable Trust U/A/D 10/20/80 (the “Klein Plaintiff”) filed a complaint against Success TMS in the Superior Court of New Jersey, Law Division (Bergen County) alleging a single claim for breach of contract of the Klein Note, in the principal amount of $2,090,264 (the “Klein Note Action” and together with the Delaware Complaint, the “Klein Matters”). Specifically, the complaint alleged that there was an event of default under the Klein Note and demanded acceleration of the indebtedness due thereunder. The Company moved to dismiss the Klein Note Action on the basis that there was no event of default and the demand for acceleration was defective, and that the New Jersey court lacked jurisdiction to hear the matter.

On August 18, 2023, the New Jersey court denied the motion to dismiss, ruling that it had jurisdiction to hear the matter and that, assuming the truth of the allegations in the complaint, the Klein Plaintiff had the right to seek legal remedy for the alleged default. The parties remain in discussions to seek a resolution to the Klein Note Action.

Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of September 30, 2023:

(US$) (unaudited)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Loans Payable(1)	125,322,870	12,612,992	33,618,704	79,091,174	–
Rental Leases(2)	42,675,835	6,905,223	12,743,553	10,768,522	12,258,537
Device Leases(3)	1,024,071	640,337	383,734	–	–
Device contract termination(4)	5,850,000	5,850,000	–	–	–
Total	174,872,776	26,008,552	46,745,991	89,859,696	12,258,537

Notes:

(1)	Loans payable relate to undiscounted cash flows for loans, including the Madryn Credit Facility, the Neuronetics Note, TMS Device loans, the Insider Notes and the Success TMS Notes as at September 30, 2023, inclusive of principal and interest.

(2)	Rental leases relate to the undiscounted cash flows of all future payments for all rental agreements. We expect to satisfy these obligations with cash from operations.

(3)	Device leases relate to the undiscounted cash flows of all future payments for all device agreements. We expect to satisfy these obligations with cash from operations.
(4)	Device contract terminations related to the undiscounted cash flow of all future payments for the device contract termination.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet financing transactions.

RELATED PARTY TRANSACTIONS

Greybrook Health

During Q3 2023 and YTD 2023, the Company recognized $0.002 million and $0.005 million, respectively, in other corporate, general and administrative expenses (Q3 2022 and YTD 2022: $0.004 million) related to transactions with Greybrook Health. As at September 30, 2023, $0.005 million was included in accounts payable and accrued liabilities related to payables for Greybrook Capital Inc. (the parent company of Greybrook Health).

In connection with the Debt Financings, the Company issued Insider Notes to Greybrook Health and certain other significant shareholders and management of the Company. In conjunction with the issuance of the February 2023 Notes to Greybrook Health, the Company granted Greybrook Health a conversion instrument relating to the principal under the February 2023 Notes (the “Greybrook Conversion Instrument”). As additional consideration for the purchase of the August 2023 Note by Greybrook Health, the Company issued the Greybrook Warrants to Greybrook Health. Greybrook Health also participated in the 2023 Private Placement, purchasing 2,272,727 Common Shares at an aggregate subscription price of approximately $1.25 million.

As of August 28, 2023, the February 2023 Notes and August 2023 Note issued to Greybrook Health have been exchanged for Subordinated Convertible Notes and the Greybrook Conversion Instrument has been terminated in connection with the exchange. Greybrook Health separately purchased Subordinated Convertible Notes from the Company in aggregate of $0.5 million. See “Indebtedness and Capital Raising— Additional Financing from Significant Shareholders and Management” and “Indebtedness and Capital Raising—2023 Private Placement” above.

Madryn

On July 14, 2022, the Company entered into the Madryn Credit Facility with Madryn. In connection with the Debt Financings, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn and its affiliated entities extended the New Loans to the Company. Madryn also owns $4,500,000 aggregate principal amount of the Subordinated Convertible Notes (see “Indebtedness and Capital Raising” above). During Q3 2023 and YTD 2023, the Company recognized $2.6 million and $7.4 million in interest expense, respectively, related to the Madryn Credit Facility (Q3 2022 and YTD 2022: nil).

Madryn also participated in the 2023 Private Placement, purchasing 6,363,636 Common Shares at an aggregate subscription price of approximately $3.5 million. See “Indebtedness and Capital Raising—2023 Private Placement” above.

Benjamin Klein

During Q3 2023 and YTD 2023, the Company recognized $0.1 million and $0.2 million, respectively, in other corporate, general and administrative expenses (Q3 2022 and YTD 2022: $0.01 million) related to amounts payable for employment services rendered and other related costs incurred by Benjamin Klein in the ordinary course of business. As at September 30, 2023, nil was included in accounts payable and accrued liabilities related to payables for Benjamin Klein and entities he owns.

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay the Klein Note. The Klein Note totals $2.1 million, bears interest at a rate of 10% per annum and matures on May 1, 2024. The carrying value of the Klein Note as at September 30, 2023 was $2.1 million (September 30, 2022 – $2.1 million). During Q3 2023 and YTD 2023, the Company recognized $0.1 million and $0.2 million, respectively, in interest expense related to the Klein Note (Q3 2022 and YTD 2022: $0.03 million). See “Indebtedness and Capital Raising—Other Indebtedness” above and “Risks and Uncertainties” below.

Loans from other shareholders and officers

In connection with the Debt Financings, the Company received loans from and issued Insider Notes to certain shareholders, officers and former officers of the Company, including, 1315 Capital II, L.P., Bill Leonard, Erns Loubser and Geoffrey Grammer. The Insider Notes have since been exchanged for Subordinated Convertible Notes.

Other Agreements with Related Parties

We have also entered into certain customary investor rights and registration rights agreements with certain of our shareholders who either have a nominee appointed to our Board or the unexercised right to appoint a nominee to our Board. For additional information on these related party agreements, please refer to the Annual Report, which is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. See also “Factors Affecting the Comparability of our Results—Acquisition of Success TMS” and “Indebtedness and Capital Raising—2023 Private Placement” above.

RISKS AND UNCERTAINTIES

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the Board. This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Annual Report, which is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, as well as the risk factors described below.

Risks Related to the Company’s Business and Liquidity

There is substantial doubt about the Company’s ability to continue as a going concern due to recurring losses from operations, accumulated deficit, and insufficient cash resources to meet the Company’s business objectives.

Based on recurring losses from operations and negative cash flows from operations for the nine months ended September 30, 2023 as well as current cash and liquidity projections, we have concluded that there is substantial doubt about the Company’s ability to continue as a going concern. Furthermore, as discussed in Note 2(a) to the Company’s financial statements for the nine months ended September 30, 2023, included in this MD&A, we have generated operating losses since inception, and we had negative cash flow from operating activities for the nine months ended September 30, 2023, which together raises substantial doubt about the Company’s ability to continue as a going concern. Our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by our ability to execute on our Restructuring Plan, our ability to meet our debt obligations and remain in compliance with debt covenants, our ability to remain listed on Nasdaq, the outcome of pending Klein Matters and general economic, financial and other factors, including factors beyond our control such as inflation and recessionary conditions.

In addition, during YTD 2023, we have received multiple waivers from our lender under the Madryn Credit Facility to ensure continued compliance with the Minimum Liquidity Covenant, including most recently on October 19, 2023, which extended our ability to rely on a reduced Minimum Liquidity Covenant of $300,000 (compared to $3,000,000 in the Madryn Credit Facility) until November 15, 2023. We anticipate needing to obtain a further extension on the original $3,000,000 Minimum Liquidity Covenant by November 15; however, we can provide no assurance that we will be able to do so.

To the extent that we continue to have negative cash flow in future periods, we will need to allocate a portion of the net proceeds received from additional financings to fund such negative cash flow and to ensure that we remain in compliance with the Minimum Liquidity Covenant. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms at least as favorable to the Company as previous offerings, or available to the Company at all. In addition, we can provide no assurances that we will be able to satisfy payment obligations on the Company’s outstanding indebtedness (including, without limitation, the Madryn Credit Facility, our TMS Device loans, the Neuronetics Note, the Subordinated Convertible Notes and the Success TMS Notes). See “Indebtedness and Capital Raising—Tabular Disclosure of Contractual Obligations.”

An unfavorable outcome of the Klein Matters could result in a material adverse effect to the Company’s financial position, which may include an acceleration of the Company’s indebtedness under the Klein Note.

On April 25, 2023, the Klein Note Action was filed against the Company’s wholly owned subsidiary, Success TMS, in the Superior Court of New Jersey, Law Division (Bergen County), in regard to the claim of breach of contract of a promissory note in the principal amount of $2.1 million. On May 24, 2023, the Delaware Complaint concerning the Purchase Agreement Claims was filed against the Company and additional defendants in the Superior Court of the State of Delaware and a first amended complaint was subsequently filed on August 31, 2023.

On August 18, 2023, the New Jersey court denied the motion to dismiss, ruling that it had jurisdiction to hear the matter and that, assuming the truth of the allegations in the complaint, the Klein Plaintiff had the right to seek legal remedy for the alleged default. The parties remain in discussions to seek a resolution to the Klein Note Action; however, the Company can provide no assurance that the Klein Note Action will be resolved favorably. A default under the Klein Note may have a material adverse effect on the financial condition of the Company. In addition, a default of the Klein Note could trigger multiple defaults across the Company’s various indebtedness, including the Madryn Credit Facility and the Neuronetics Note, which would have material adverse effect on the Company and would likely require the Company to file for bankruptcy.

With respect to the Purchase Agreement Claims, the Seller Parties filed a first amended complaint on August 31, 2023, which the Company and the other defendants moved to dismiss on October 2, 2023. We can provide no assurance that the court will agree with the Company’s position regarding the merits of this Klein Matter.

If we are unable to resolve the Purchase Agreement Claims, it may have a material adverse effect on the Company. Even if we are successful in resolving this litigation in the Company’s favor, this and any other potential litigation can require a substantial amount of resources as well as redirect management attention, as well as create a negative perception of the Company. Any decision resulting from any such litigation that is unfavorable to the Company, and any additional litigation brought by Benjamin Klein or anyone else, could have a material adverse effect on the Company’s financial position.

Once we are no longer a foreign private issuer, we will be expected to follow SEC reporting standards of a U.S. domestic issuer, which will result in significant additional costs and expenses.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. Once we are no longer a foreign private issuer, we will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we will face additional constraints in our ability to raise equity and equity-based capital as a result of the Nasdaq shareholder approval rules, and we will also lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. The loss of foreign private issuer status will result in significant costs and expenses and will affect our financing strategy, which could have a materially adverse impact on our financial condition, results of operations and cash flows.

Risks Related to the Common Shares

Additional sales of Purchase Shares to Alumni under the Alumni Purchase Agreement may affect the price of the Common Shares and make it more difficult to raise additional equity capital.

On July 13, 2023, we entered into the Alumni Purchase Agreement with Alumni, pursuant to which Alumni has committed to purchase the Purchase Shares. In connection with the execution of the Alumni Purchase Agreement, we issued the Commitment Shares to Alumni for no additional consideration as an initial fee for its commitment to purchase the Purchase Shares under the Alumni Purchase Agreement. The purchase price for the Purchase Shares that we may sell to Alumni under the Alumni Purchase Agreement from time to time will fluctuate based on the purchase price options described in the Alumni Purchase Agreement.

Sales of the Purchase Shares, if any, to Alumni will depend upon market conditions and other factors to be determined by us. In addition, the ability of the Company to sell additional Purchase Shares under the Alumni Purchase Agreement in the future is contingent on the Company’s continued eligibility to use the Shelf Registration Statement. Therefore, all, some or none of the Purchase Shares may be sold to Alumni pursuant to the Alumni Purchase Agreement and, after it has acquired the Purchase Shares, Alumni may sell all, some or none of those Purchase Shares or Commitment Shares. Sales of the Purchase Shares to Alumni by us could result in substantial dilution to the interests of other holders of the Common Shares. Additionally, the sale of a substantial number of Purchase Shares to Alumni, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales, which could have a materially adverse effect on the Company’s business and operations.

We are currently in violation of multiple Nasdaq rules for continued listing on Nasdaq. Our ability to sell equity securities and the liquidity of the Common Shares publicly or privately will be adversely affected if we are delisted from Nasdaq or if we are unable to transfer the Company’s listing to another stock exchange.

We have received two separate Nasdaq deficiency notifications regarding the Company’s ongoing violations of Nasdaq listing rules. On May 15, 2023 the Company received notification that is not in compliance with the minimum bid requirement for continued listing on Nasdaq as the Company’s Common Shares on Nasdaq closed below US$1.00 (the “Minimum Bid Price Requirement”) for 30 consecutive days from March 31 to May 12. On May 16, 2023 the Company received a separate notification from Nasdaq that it was not in compliance with the minimum market value of listed securities (the “MVLS Requirement”) as the market value of the Common Shares was below US$35 million for 30 consecutive days from April 3, 2023 to May 15, 2023. If the Company fails to remedy both the Minimum Bid Price Requirement and the MVLS Requirement deficiencies by November 13, 2023, we expect that Nasdaq will provide notice that the Common Shares are subject to delisting. We do not expect that we will be able to regain compliance by the November 13, 2023 deadline, and although we intend to seek review by a Nasdaq hearings panel, we can provide no assurance that the Common Shares will not be delisted in the near future. Additionally, there can be no assurance that we will continue to maintain compliance with the other Nasdaq requirements for listing the Common Shares on Nasdaq.

The delisting of our Common Shares from Nasdaq would likely result in decreased liquidity and increased volatility in the price and trading of our Common Shares and may adversely affect our ability to raise additional capital or to enter into strategic transactions. The delisting of our Common Shares from Nasdaq would also make it more difficult for our shareholders to sell our Common Shares in the public market. A delisting of our Common Shares from Nasdaq would also negatively affect our ability to raise equity financing as there would be no liquid trading market available for our Common Shares.

Trading in the Company’s securities is highly speculative, and we may be required to file for bankruptcy protection in the future.

Trading in the Common Shares is highly speculative and poses substantial risks to investors. There is no guarantee that an investment in the Common Shares will earn any positive return in the short or long term, and we have encountered substantial cash shortages that have required restructuring of the Company’s outstanding balance pursuant to the Neuronetics Agreement, amendments and waivers under the Madryn Credit Facility, as well as the extension of additional loans from Madryn and additional financing from significant shareholders (including Greybrook Health) and management, and led to us adopting the Restructuring Plan. A purchase of Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks, who have no need for immediate liquidity in their investment and who have the financial capacity to absorb a loss of some or all of their investment. Trading prices for the Common Shares may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in any bankruptcy proceeding and the Company’s shareholders will likely not receive any recovery at all in a bankruptcy scenario. Our operations and ability to develop and execute the Company’s business plan, the Company’s financial condition, the Company’s liquidity and the Company’s continuation as a going concern, are subject to risks and uncertainties. These risks include, but are not limited to, the following:

●	the Company’s ability to achieve the anticipated cost-savings from the Restructuring Plan;

●	the Company’s ability to meet the Company’s cash requirements for ongoing operations and to satisfy the Company’s outstanding debt obligations (including under the Madryn Credit Facility, the Neuronetics Note, the Subordinated Convertible Notes, TMS Device loans and the Success TMS Notes);

●	the Company’s ability to achieve a favorable outcome in the Klein Matters;

●	the Company’s ability to maintain the Company’s current relationships with or attract new clinicians, patients, employees, and other third parties;

●	the Company’s ability to maintain contracts that are critical to the Company’s operations, including the Neuronetics Agreement, and maintain the Company’s relationship with Neuronetics;

●	the Company’s ability to attract, motivate and retain key employees; and

●	the actions and decisions of the Company’s creditors (including Madryn, Neuronetics, and Benjamin Klein) and other third parties including, but not limited to, the Company’s landlords and vendors who have interests that may be inconsistent with the Company’s plans.

For additional risks, please see “Risk Factors” in the Company’s Annual Report. These risks and uncertainties could affect the Company’s business and operations in various ways. If some of these risks materialize, we may not be able to have sufficient resources to continue to operate the Company’s business and we may be required to file for bankruptcy protection. Our shareholders may not receive any recovery at all in a bankruptcy scenario.

There are unexercised options, warrants, convertible notes and conversion instruments outstanding and which may be issued from time to time. If these are exercised or converted, an investor’s interest in Common Shares will be diluted.

If all of the Company’s options that were issued and outstanding as of November 8, 2023, including options that are not yet exercisable, were to be exercised, the Company would be required to issue up to an additional 1,603,167 Common Shares, or approximately 3.7% of the issued and outstanding Common Shares on a non-diluted basis. In addition, there are also 437,177 warrants of the Company issued and outstanding that are exercisable into Common Shares on a one-for-one basis. If all of these warrants were to be exercised, the Company would be required to issue up to an additional 437,177 Common Shares, or approximately 1.0% of the issued and outstanding Common Shares on a non-diluted basis. In addition, the Company has outstanding Madryn Conversion Instruments that are convertible at Madryn’s option into up to 3,225,114 Common Shares at the Madryn Conversion Price. If the entirety of the Madryn Conversion Instruments were to be exercised, the Company would be required to issue an additional 3,225,114 Common Shares, or approximately 7.5% of the issued and outstanding Common Shares on a non-diluted basis. Additionally the Subordinated Convertible Notes that are convertible into $9.7 million of Common Shares at a variable conversion price equal to the lesser of (a) 85% of the closing price per Common Share on Nasdaq or any other market as of the closing date for the Subordinated Convertible Notes (as adjusted from time to time in accordance with the Note Purchase Agreement, the “Reference Conversion Price”), and (b)(i) 85% of the 30-day volume weighted average trading price of the Common Shares prior to conversion, or (ii) if the Common Shares are not listed on any of Nasdaq or another trading market at the time of conversion, a per share price based equal to 85% of the fair market value per Common Share as of such date; provided, that, in any event, the conversion price shall not be lower than US$0.078. The maximum amount of Common Shares that can be issued under the Subordinated Convertible Notes is 150,000,000 Common Shares. If the entirety of the Subordinated Convertible Notes were converted at their respective Reference Conversion Price (which for all noteholders currently represents the lowest available conversion price for the Subordinated Convertible Notes), the Company would be required to issue an additional 45,345,265 Common Shares equal to 106.0% of the issued and outstanding Common Shares on a non -diluted basis. Finally, if the Company defaults in respect of its obligations under the Neuronetics Note, Greenbrook will be required to issue the Neuronetics Warrants in an amount equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges, and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Common Shares traded on Nasdaq prior to the date of issuance. Given that the number of Neuronetics Warrants that may become issuable will be based on the outstanding amount of the Company’s debt obligations owing to Neuronetics at the time of a default under the Neuronetics Note, and the Common Shares issuable under such Neuronetics Warrants will be at an exercise price equal to the Company’s 30-day volume-weighted average closing price at the time of issuance of such Neuronetics Warrants, if any, it is not currently possible to determine the precise number of Neuronetics Warrants or Common Shares that may become issuable thereunder upon full exercise of the Neuronetics Warrants, if any, at this time.

These issuances, to the extent they occur, would decrease the proportionate ownership and voting power of all shareholders. This dilution could cause the price of the Common Shares to decline. In addition, the Company’s shareholders could suffer dilution in the net book value per share.

Future sales of the Company’s securities by existing shareholders or by us could cause the market price for the Common Shares to decline.

Sales of a substantial number of the Common Shares in the public market could occur at any time, including by any of the Company’s major shareholders, directors, officers or Alumni. These sales, or the market perception that the holders of a large number of Common Shares intend to sell their Common Shares, could significantly reduce the market price of the Common Shares. We cannot predict the effect, if any, that future public sales of Common Shares will have on the market price of the Common Shares. If the market price of the Common Shares was to drop as a result, this might impede the Company’s ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

The Common Shares issuable upon the exercise of outstanding options, warrants, convertible notes, and conversion instruments will, to the extent permitted by any applicable vesting requirements, lock-up restrictions, and restrictions under applicable securities laws, also become eligible for sale in the public market. Further, we have previously filed a resale prospectus for resales of up to 2,353,347 Common Shares that were issued to investors in a private placement in June 2021, and on July 13, 2023 we filed a prospectus supplement pursuant to the Alumni Purchase Agreement to provide for sales from time to time of up to $4,458,156 of Common Shares, of which we have sold an aggregate of $481,437 to date and have $3,976,719 of remaining capacity. We are also obligated to register the resale of (1) up to 11,634,660 Common Shares that were issued to the Success TMS sellers (including Mr. Klein) in July 2022, which includes 2,908,665 Common Shares that have been held back and deposited with an escrow agent, to be released to Mr. Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Success TMS sellers; (2) up to 3,127,235 Common Shares issuable upon conversion of the Madryn Conversion Instruments; (3) up to 11,363,635 Common Shares that were issued in connection with the non-brokered private placement completed in March 2023; and (4) up to 150,000,000 Common Shares which represent the maximum conversion amount available under the Subordinated Convertible Notes, in each case, once the conditions for satisfying such registration rights are satisfied. We cannot predict the size of future sales of any such Common Shares or the effect, if any, that future sales of any such Common Shares will have on the market price of the Common Shares.

The forward-looking statements contained in this MD&A may prove to be incorrect.

There can be no assurance that any estimates and assumptions contained in this MD&A will prove to be correct (including, but not limited to, the Company’s expectations regarding the Restructuring Plan, the Company’s ability to retain the Company’s listing on Nasdaq, the Company’s expectations regarding the outcome of the Klein Matters and the Company’s ability to satisfy the Company’s future cash requirements, satisfy debt obligations and continue as a going concern). Our actual results in the future may vary significantly from the historical and estimated results and those variations may be material. There is no representation by us that the actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this MD&A.

Macroeconomic Risk

Macroeconomic conditions may adversely affect our business. Demand for our services may be impacted by weak economic conditions, inflation, stagflation, recession, equity market volatility or other negative economic factors in the United States. Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. Accordingly, inflation may have a negative impact on our future results of operations, which may be materially adverse. Further, as recessionary conditions develop, our suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our patients’ demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our patients, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. These adverse macroeconomic conditions may also negatively impact patient spending ability, which in turn may negatively impact our revenues. Thus, if general macroeconomic conditions deteriorate, our business and financial results could be materially and adversely affected.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans.

Based on the Company’s industry, none of the accounts receivable is considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders. We have historically been able to obtain financing from supportive shareholders and other sources when required; however, we can provide no assurance that such shareholders will continue to provide similar financing in the future.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Madryn Credit Facility bears interest at a rate equal to the 3-month SOFR benchmark plus 9.1%. In addition, all amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%.

For additional information, see Note 19 of our unaudited condensed interim consolidated financial statements as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 for a qualitative and quantitative discussion of our exposure to these market risks.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. Management is also responsible for the information required to be disclosed by the Company is recorded, processed, summarized and reported to senior management, including the Chief Executive Officer (“CEO”) and the interim Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2023. Based on this evaluation, the CEO and the CFO concluded that, as of September 30, 2023, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) were ineffective as a result of a material weakness identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three and nine months ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013).

Based on this evaluation, the CEO and CFO has concluded that, as of September 30, 2023, the Company’s internal controls over financial reporting were ineffective as a result of an identified material weakness.

In connection with the audit of our annual consolidated financial statements for Fiscal 2022 that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), our management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Due to the forecasting complexities that arose from an evolving operating environment including the announcement of the Restructuring Plan and significant financing transactions throughout the first quarter of Fiscal 2023 and into April 2023, our management identified a material weakness related to the Company not having effectively designed and maintained controls over the effective preparation, review and approval of its impairment analysis.

This control deficiency, which was not pervasive in nature and was isolated in impact, resulted in a material misstatement to the Company’s financial statements identified through the audit, which was corrected by management. The identified error resulted in certain adjustments to the amounts or disclosures isolated to goodwill, intangible assets and impairment loss. This error was corrected prior to the release of the annual consolidated financial statements for the fiscal year ended December 31, 2022.

We have implemented a remediation plan that involves retaining an external valuation firm to assess and analyze impairment commencing in Fiscal 2023. We will take all measures necessary to address and cure the underlying causes of the material weakness. Once implemented, our remediation plan may not prove to be successful in remediating the material weakness and we do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future. Management has and will continue to take actions to implement these remedial measures throughout Fiscal 2023. At this time, management estimates that it will have remediated the material weakness described above by the end of Fiscal 2023.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weakness described above, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

There has been no change in the Company’s ICFR that occurred during the three and nine months ended September 30, 2023 that has materially affected, or is reasonable likely to materially affect, the Company’s ICFR.

SHARE INFORMATION

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the date of this MD&A, there were 42,774,011 Common Shares (which includes 2,908,665 Common Shares held in escrow in connection with the Success TMS Acquisition) and nil preferred shares issued and outstanding. In addition, there were 1,603,167 stock options, 51,307 Oxford Warrants and 385,870 Greybrook Warrants, each representing a right to acquire one Common Share, issued and outstanding; the Madryn Conversion Instruments issued to Madryn and certain of its affiliates permit such holders to exchange such Madryn Conversion Instruments for up to an aggregate of 3,225,114 Common Shares; and 45,345,265 Common Shares currently issuable upon full conversion of the Subordinated Convertible Notes at their respective Reference Conversion Price. As of the date hereof, assuming exercise, exchange and conversion of all outstanding options, Oxford Warrants, Madryn Conversion Instruments, and the Subordinated Convertible Notes there would be 93,384,734 Common Shares issued and outstanding, on a fully-diluted basis.

In addition, if the Neuronetics Note is in default, the Company will be required to issue the Neuronetics Warrants, which would have the potential to result in substantial dilution.

CRITICAL ACCOUNTING ESTIMATES

There have been no changes to the Company’s critical accounting estimates and judgments since the fiscal year ended December 31, 2022.

CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Other than as described herein, there are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Annual Report, is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on Nasdaq under the symbol “GBNH”.